BUFFALO GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

June 30, 2007

-

NOTICE TO READER

These unaudited consolidated financial statements for the second financial quarter ended June 30, 2007 have not been reviewed by our auditors, Davidson & Company LLP, Chartered Accountants. They have been prepared by Buffalo Gold Ltd.'s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years except for the adoption of new accounting policies described in note 3. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2006.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

	June 30, 2007	December 31, 2006
Assets		
Current		
Cash and cash equivalents	$ 2,317,985	$ 1,368,597
Receivables	91,407	137,027
Marketable securities (note 4)	2,544,873	18,917,296
Prepaid expenses	21,094	70,438
	4,975,359	20,493,358
Deposits	96,592	87,990
Equipment (note 5)	32,917	35,203
Equity investment (note 6)	5,636,640	-
Exploration properties (note 7)	39,455,556	8,205,245
	$ 50,197,064	$ 28,821,796
Liabilities And Shareholders' Equity		
Current		
Accounts payable and accrued liabilities (note 11)	$ 682,955	$ 916,136
Amounts due to shareholders	6,272	6,272
Future income taxes	1,709,763	1,857,000
	2,398,990	2,779,408
Shareholders' Equity		
Share capital (note 8)		
Authorized		
Unlimited common shares without par value		
Issued		
67,435,643 (2006 – 46,423,539) common shares	71,909,004	40,045,572
Contributed surplus	5,797,010	5,990,160
Accumulated comprehensive other income	(2,299,286)	-
Deficit	(27,608,654)	(19,993,344)
	47,798,074	26,042,388
	$ 50,197,064	$ 28,821,796

Going concern (note 2)

On behalf of the board of directors:

"Doug Turnbull"		"James Stewart"	
Doug Turnbull	Director	*James Stewart*	Director

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Exploration expenses (note 7)	$ 3,095,210	$ 1,854,913	$ 6,218,566	$ 2,669,832
Administrative expenses				
Amortization	3,184	4,527	6,738	5,507
Consulting fees (note 11)	132,317	202,435	342,729	353,476
Investor relations	146,423	90,994	284,273	237,986
Property evaluation and due diligence	-	10,000	-	10,000
Listing, filing and transfer fees	39,466	37,401	60,047	56,706
Office and miscellaneous	31,770	59,789	33,511	80,266
Professional fees (note 11)	94,204	99,411	158,040	152,045
Legal fees	4,456	-	4,456	-
Rent (note 11)	28,072	25,735	56,761	35,751
Salaries	24,745	-	42,172	-
Stock-based compensation (note 9)	-	354,000	-	1,215,000
Travel and promotion	85,570	112,331	193,704	213,142
	590,207	1,033,624	1,182,431	2,396,880
Loss before other items	(3,752,046)	(2,888,537)	(7,784,134)	(5,066,712)
Other Items				
Exploration property write-off	101,589	37,001	101,589	37,001
Write-down of marketable securities	-	84,938	-	84,938
Recovery of property evaluation costs (note 7)	-	(53,882)	-	(53,882)
Other income	(2,322)	-	(815)	-
Foreign exchange	413,399	50	(220,496)	50
Interest income	(57,377)	-	(216,328)	5,066
Loss before income taxes	(4,207,335)	(2,919,643)	(7,448,084)	(5,092,752)
Future income taxes	(48,574)	-	(127,574)	-
Loss for the period	(4,158,761)	$ (2,919,643)	(7,320,510)	$ (5,092,752)
Other comprehensive income (loss)				
Change in unrealized foreign exchange gain	(100,586)		(687,811)	
Unrealized loss on marketable securities	(1,063,187)		(1,805,689)	
Comprehensive loss for the period	$ (5,322,534)		$ (9,814,010)	
Loss per share, basic and fully diluted	$ (0.07)	$ (0.10)	$ (0.13)	$ (0.19)
Weighted average number of shares outstanding				
Basic and fully diluted	63,980,184	30,270,024	57,482,768	26,365,433

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Cash Flows From (Used In) Operating Activities				
Loss for the period	$ (4,158,761) $	(2,919,643) $	(7,320,510) $	(5,092,752)
Items not involving cash				
Stock-based compensation	-	354,000	-	1,215,000
Exploration property write-off	101,589	37,001	101,589	37,001
Write-down of marketable securities	-	84,938	-	84,938
Future income taxes	(48,574)	-	(127,574)	-
Amortization	3,184	4,527	6,738	5,507
Changes in non-cash working capital items:				
Decrease (increase) in receivables	(32,816)	14,097	44,612	(24,617)
Increase (decrease) in notes receivable	-	-	-	-
Decrease (increase) in prepaid expenses	5,847	(76,990)	49,216	(136,990
Increase in accounts payable and accrued liabilities	(29,239)	553,052	(234,008)	557,613
Net cash provided by (used in) operating activities	(4,158,860)	(1,949,018)	(7,479,937)	(3,354,300)
Cash Flows Used In Financing Activities				
Private placement	-	4,376,804	-	4,376,804
Issuance of shares for cash	19,368	-	276,709	-
Stock option exercises	-	12,603	-	12,603
Decrease (increase) in deferred issue costs	-	10,700	-	-
Share issue costs	5,072	(304,218)	5,072	(304,218)
Share subscriptions received	-	77,105	-	77,105
Net cash used in financing activities	24,440	4,172,994	281,781	4,162,294
Cash Flows Used in Investing Activities				
Equipment purchases	(1,502)	(28,374)	(3,538)	(37,316)
Purchase of marketable securities	(949,959)	(318,999)	(2,652,390)	(318,999)
Sale of marketable securities	-	-	16,422,309	-
Purchase of equity investments	(636,640)	-	(5,636,640)	-
Acquisition of subsidiary	(6,105)	(103,528)	(6,105)	(103,528)
Deposit	-	-	(9,216)	-
Deferred acquisition costs	-	-	-	(43,175)
Advances to subsidiary before acquisition	-	-	-	(8,357)
Cash acquired on purchase of subsidiaries	61,827	-	61,827	50,844
Advances to subsidiary before acquisition	-	-	(12,323)	-
Acquisition of exploration properties	-	(218,124)	-	(634,584)
Net cash used in investing activities	(1,532,379)	(669,025)	8,183,924	(1,095,115)
Effect of exchange rates on cash	(34,888)	-	(36,380)	-
Change in cash and cash equivalents during period	(5,714,010)	1,544,951	949,388	(287,121)
Cash and cash equivalents, beginning of period	8,031,995	1,699,636	1,368,597	3,541,708
Cash and cash equivalents, end of period	$ 2,317,985 $	3,254,587 $	2,317,985 $	3,254,587

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars)
(Unaudited, Prepared by Management)

	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
Balance December 31, 2005	22,417,457	$ 8,746,104	$ 909,000	-	$ (6,322,129)	3,332,975
Acquisition of Gold FX	4,000,000	4,820,000	-	-	-	4,820,000
Purchase of Hannah 1	50,000	77,145	-	-	-	77,145
Purchase of Murphy / Canon	73,592	175,900	-	-	-	175,900
Stock option award	-	-	3,883,000	-	-	3,883,000
Private placement, April 2006	3,565,000	4,099,750	-	-	-	4,099,750
Offering costs - cash	-	(288,647)	-	-	-	(288,647)
Offering costs - non-cash	45,000	(284,000)	284,000	-	-	-
Private placement, September 2006	11,428,700	22,182,097	-	-	-	22,182,097
Offering costs - cash	-	(1,549,817)	-	-	-	(1,549,817)
Offering costs - non-cash	-	(1,688,000)	1,688,000	-	-	-
Exercise of share purchase warrants - cash	3,925,290	2,542,504	-	-	-	2,542,504
Exercise of share purchase warrants - non-cash	-	347,050	(347,050)	-	-	-
Exercise of stock options - cash	918,500	438,695	-	-	-	438,695
Exercise of stock options - non-cash	-	426,790	(426,790)	-	-	-
Net loss for the year	-	-	-	-	(13,671,215)	(13,671,215)
Balance, December 31, 2006	46,423,539	40,045,571	5,990,160	-	(19,993,344)	26,042,387
Reclassification on adoption of new accounting policy		-	-	194,214	(294,800)	(100,586)
Issuance of shares to Longview (note 7)	17,000,000	28,013,000	-	-	-	28,013,000
Issuance of shares to Madison (note 7)	3,521,648	3,375,502				3,375,502
Exercise of share purchase warrants - cash	215,456	163,430	-	-	-	163,430
Fair value of share purchase warrants	-	82,712	(82,712)	-	-	-
Exercise of stock options - cash	275,000	113,279	-	-	-	113,279
Fair value of options exercised	-	110,438	(110,438)	-	-	-
Share issue costs reimbursement	-	5,072	-	-	-	5,072
Comprehensive income (loss)						
Change in unrealized foreign exchange gain	-	-	-	(687,811)	-	(687,811)
Unrealized loss on marketable securities	-	-	-	(1,805,689)	-	(1,805,689)
Net loss for the period	-	-	-	-	(7,320,510)	(7,320,510)
Balance, June 30, 2007	67,435,643	$ 71,909,004	$ 5,797,010	$ (2,299,286)	$(27,608,654)	$ 47,798,074

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Six Months Ended June 30, 2007
(Unaudited, Prepared by Management)

1.   **BASIS OF PRESENTATION**

These consolidated financial statements are those of Buffalo Gold Ltd., its wholly-owned subsidiaries Buffalo PNG Ltd., Gold FX Limited ("Gold FX") and Gold Finance and Exploration Pty. Limited and its 60%-owned subsidiary Madison Enterprises (PNG) Ltd. Collectively, they are referred to as "the Company".

Buffalo Gold Ltd. is an Alberta Corporation engaged in the acquisition, exploration, management, and development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. To date, the Company has not earned any revenues and is considered to be in the exploration stage. The Company's shares are listed on the TSX Venture Exchange and, accordingly, the Company is subject to restrictions on share issuances and certain types of payments as set out in TSX Venture Exchange policies. The Company's shares are also listed on the Over the Counter market ("OTC") in the United States and the Frankfurt Stock Exchange in Germany.

The accompanying unaudited consolidated financial statements do not include all information and note disclosures required for an annual set of financial statements under Canadian or United States generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows as at June 30, 2007 and for all comparative periods presented, have been included. Interim results for the period ended June 30, 2007 are not necessarily indicative of the results that may be expected for the fiscal year as a whole. These unaudited consolidated financial statements should be read in conjunction with the financial statements and notes for the fiscal year ended December 31, 2006. The accounting principles applied in these interim consolidated financial statements are consistent with those applied in the annual financial statements, except for the adoption of a new accounting policy as described in note 3.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") for interim financial information. These financial statements also conform, in all material respects, with generally accepted accounting principles in the United States of America ("United States GAAP") with respect to recognition, measurement and presentation except as disclosed in note 15.

2.   **GOING CONCERN**

These consolidated financial statements have been prepared in accordance with Canadian GAAP and the ongoing assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, certain conditions exist, which raise substantial doubt about the Company's ability to continue as a going concern. In particular, the Company has a history of operating losses and while it has working capital of $4,292,404 (December 31, 2006 - $19,577,222), it intends to undertake exploration programs that will require further funds. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Six Months Ended June 30, 2007
(Unaudited, Prepared by Management)

3.   **ADOPTION OF ACCOUNTING POLICIES**

New Accounting Standards

On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 1530 "Comprehensive Income", Section 3251 "Equity", Section 3855 "Financial Instruments - Recognition and Measurement" and Section 3861 "Financial Instruments - Disclosure and Presentation",

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income comprises items recognized in comprehensive income, but excluded from net income calculated in accordance with Canadian GAAP.

Section 3855 establishes standards for measuring and recognizing financial assets and financial liabilities and non-financial derivatives in the balance sheet. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings; non-financial derivative are measured at fair value with changes in fair value recorded in net earnings unless cash flow hedge accounting is applied, in which cash changes in fair value are recorded in other comprehensive income.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. As required, prior periods have not been revised except to classify unrealized foreign currency transaction gains or losses related to foreign operations in accumulated other comprehensive income.

Upon adoption of these new standards, the Company classified its cash and cash equivalents as held-for-trading, which are measured at fair value; accounts receivable and sundry receivables as loans and receivables, which are measured at amortized cost and accounts payable marketable securities as "available for sale", which are measured at fair value, and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost, using the effective interest rate method.

As required, prior periods have not been revised except to classify unrealized foreign currency translation gains or losses and fair value adjustments to marketable securities at December 31, 2006 in accumulated comprehensive income. Adoption of these standards has resulted in the current period loss being $687,811 higher than it would otherwise have been. The Company's financial position has not been materially affected.

Investment in Kinbauri Gold Corp.

Effective June 29, 2007, the Company acquired a 25.4% interest in Kinbauri Gold Corp. ("Kinbauri") (note 5). The Company is able to exert significant influence over, but does not control, Kinbauri. Accordingly, the Company accounts for its investment on the equity basis under which the investment is initially recorded at cost and the carrying value is adjusted to include the Company's pro rata share of post-acquisition earnings or loss of the investee. The amount of the adjustment is included in the determination of net loss by the Company. The investment account of the Company is also increased or decreased to reflect the Company's share of capital transactions and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Six Months Ended June 30, 2007
(Unaudited, Prepared by Management)

7.   **ADOPTION OF ACCOUNITNG POLICIES** (Continued)

Madison Enterprises (PNG) Ltd.

The Company has not recorded any minority interest in its 60% ownership of Madison Enterprises (PNG) Ltd. (see note 7) as this ownership percentage represents only the profit sharing and working interest and the minority partner is not responsible for any of the associated costs. As at June 30, 2007 Madison Enterprises (PNG) Ltd. was still in the exploration stage and had not generated any revenue.

4.   **MARKETABLE SECURITIES**

At June 30, 2007, the Company held the following available-for-sale securities:

		Cost	Carrying Value
Madison Minerals Inc.	Common shares	$ 3,331,982	$ 1,382,500
Solomon Gold plc	Common shares	318,999	135,614
Crescent Gold Limited	Common shares	26,835	32,000
Eldore Mining Corporation	Common shares	93,350	90,290
AMI Resources Inc.	Common shares	670,782	477,015
Gold Aura	Common shares	390,628	427,454
		$ 4,832,576	$ 2,544,873

At December 31, 2006, the Company held the following marketable securities:

		Cost	Market Value	Carrying Value
Madison Minerals Inc.	Common shares	$ 1,835,899	$ 1,585,220	$ 1,585,220
Solomon Gold plc	Common shares	318,989	178,027	178,027
Crescent Gold Limited	Common shares	26,835	25,465	25,465
General Electric	Bond	6,717,467	7,086,272	7,086,272
Bank of Montreal	Bond	9,525,167	10,042,312	10,042,312
		$ 18,424,357	$ 18,917,296	$ 18,917,296

The carrying value of the bonds at December 31, 2006 includes accrued interest of $198,139 and unrealized foreign exchange gain of $687,811.

5.   **EQUIPMENT**

	June 30, 2007			December 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer equipment	$ 21,418	$ 8,120	$ 13,298	$ 13,390
Computer software	29,592	18,289	11,303	14,578
Radio	622	270	352	414
Other equipment	9,098	2,586	6,512	6,821
Furniture and fixtures	1,502	50	1,452	
	$ 62,232	$ 29,315	$ 32,917	$ 35,203

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Six Months Ended June 30, 2007
(Unaudited, Prepared by Management)

6.   EQUITY INVESTMENT

In March and April 2007, the Company subscribed for 11,000,000 subscription receipts convertible into units of Kinbauri at $0.50 per unit for total consideration of $5,500,000. The funds were held in escrow pending receipt of TSX Venture Exchange approval of the acquisition by Kinbauri of certain mines and exploration properties. That approval was provided effective June 29, 2007, with the result that the subscription receipts effectively converted to units at that date, with each unit consisting of one common share and one-half common share purchase warrant, with each whole warrant exercisable into one common share at $0.70 per share for 18 months. The Company acquired 186,000 common shares of Kinbauri at a cost of $136,640 in the stock market.

On conversion of the investment to units, the Company held approximately 25.4% of the issued common shares of Kinbauri. The Company's equity in the loss of Kinbauri between the date of acquisition and period-end is not material.

7.   EXPLORATION PROPERTIES

The changes in the cost of the Company's exploration properties were:

	Papua New Guinea	Australia			Total
	Mt. Kare	Gold FX Properties	Murphy Ridge	Hannah 1	
Balance, December 31, 2006	$ 895,973	$ 6,944,283	$ 263,400	$ 101,589	$ 8,205,245
Option payment	28,013,000	-	-	-	28,013,000
Acquisition	3,332,795	-	-	-	3,332,795
Legal costs of purchase	6,105	-	-	-	6,105
Write off	-	-	-	(101,589)	(101,589)
Balance, June 30, 2007	$ 32,247,873	$ 6,944,283	$ 263,400	$ -	$ 39,455,556

The Company incurred exploration expenses as follows in the six months ended June 30, 2007:

	Mt. Kare	Corridors	Murphy Ridge	Hannah 1	Maureen	Other Australia	Total
Drilling	$1,920,423	$ 1,817	$	$ 8,301	$ -	$ -	$1,930,541
Geological	904,063	21,609	16,274	457	3,196	12,269	957,868
Communications	121,137	-	-	-	-	-	121,137
Helicopter	1,743,553	-	-	-	-	-	1,743,553
Salaries	213,413	-	-	-	-	-	213,413
Fuel	246,082	-	-	-	-	-	246,082
Land use permits	-	28,271	6,874	5,424	152,297	60,735	253,601
Accommodation and meals	181,170	-	-	-	-	-	181,170
Automotive	303,020	-	-	-	-	-	303,020
Legal fees	53,795	-	-	-	-	-	53,795
Travel	106,719	-	-	-	-	-	106,719
Consulting	294,367	-	6,573	-	2,018	57,025	359,983
Equipment	-	-	-	-	-	-	-
General	130,824	-	-	-	-	-	130,824
	$6,218,566	$ 51,697	$ 29,721	$ 14,182	$ 57,511	$130,029	$6,601,706

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Six Months Ended June 30, 2007
(Unaudited, Prepared by Management)

7.   **EXPLORATION PROPERTIES** (Continued)

The Company incurred exploration expenses as follows in the six months ended June 30, 2006:

	Mt. Kare	Gold FX	Red Property	Hannah 1	Total
Drilling	$ 715,236	$ -	$ -	$ 43,000	$ 758,236
Geological	243,035	21,580	4,868	5,000	274,483
Communications	58,040	-	-		58,040
Helicopter	631,057	-	-	-	631,057
Salaries	151,543	8,820	-	-	160,363
Fuel	182,301	-	-	-	182,301
Land use permits	-	41,034	-		41,034
Accommodation and meals	101,106	-	-	-	101,106
Automotive	61,273	-	-	-	61,273
Legal fees	40,058	-	-	-	40,058
Travel	69,795	-	-	-	69,795
Consulting	135,962	16,600	-	-	152,562
General	134,285	5,239	-		139,524
	$ 2,523,691	$ 93,273	$ 4,868	$48,000	$ 2,669,832

Mt. Kare

In March 2007, the Company issued 17,000,000 common shares to Longview further to its agreement with Longview Capital Partners Limited ("Longview") and Madison Minerals Inc. ("Madison"). The shares are subject to escrow over an 18-month period.

In June 2007 Buffalo, Longview and Madison amended the basis on which Buffalo could acquire various interests in the Mt. Kare property. As a result, the Company acquired a 60% interest in Madison Enterprises (PNG) Ltd. (which owns a 90% interest in the Mt. Kare property) by making a payment of $500,000 (settled through the issuance of 521,648 common shares) and issuing a further 3,000,000 common shares. The value of the common shares was $3,375,502. The Company allocated the purchase price as follows:

Cash	$	57,786
Exploration property		3,332,794
Accounts payable		(2,755)
Due to Buffalo Gold Ltd.		(12,323)
Purchase price	$	3,375,502

The Company may increase its interest to 75% by completing a bankable feasibility study within four years of signing a definitive agreement. The Company is entitled to a one-year extension if it actively carries out exploration work at Mt. Kare and works towards the bankable feasibility study, spending at least $500,000 in each year of the four-year period. After the Company has earned a 75% interest, it may acquire the remaining 25% at fair market value.

Australian Uranium Properties

In May 2007, the Company signed a letter of intent to move all of its Australian uranium assets to Bondi Mining Ltd. ("Bondi Mining") in exchange for a 44% stake in that company. Under the terms of the arrangement, Bondi will acquire 100% of the Company's Australian uranium portfolio, which is made up of 10 granted tenements and 13 applications totaling 15,085 square kilometres in the Northern Territory and Queensland. At June 30, 2007, the net book value of the Company's Australian uranium properties was $3,086,348. In consideration for acquisition of the portfolio, Bondi Mining will issue 25,000,000 fully paid ordinary shares to the Company along with options to subscribe for 5,000,000 ordinary shares at $0.60 per share with an exercise period of 24 months following execution of a definitive agreement for the proposed acquisition. The Company entered into a definitive agreement with Bondi Mining in August 2007, with the transaction subject to approval of Bondi Mining's shareholders.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Six Months Ended June 30, 2007
(Unaudited, Prepared by Management)

8.   **SHARE CAPITAL AND CONTRIBUTED SURPLUS**

Share issuances:

(a)   In March 2007, the Company issued 17,000,000 common shares to Longview as consideration in respect of the Mt. Kare Property (note 6). The shares had a value of US$1.40 per share, being the closing price on the date of issue, for an aggregate value of $28,013,000.

(b)   In June 2007, the Company issued 3,521,648 common shares to Madison Minerals Inc. as consideration in respect of the Mt. Kare Property (note 6). The shares had a value of US$0.96 per share, for an aggregate value of $3,375,502.

(c)   In the six months ended June 30, 2007, the Company generated $113,279 from the exercise of 275,000 stock options exercisable at between US$0.35 and US$0.375 per share.

(d)   In the six months ended June 30, 2007, the Company generated $163,430 from the exercise of 215,456 share purchase warrants at prices between US$0.50 per share and US$1.25 per share.

The 17,000,000 common shares issued to Longview are subject to escrow and will be released from escrow over 18 months from the "Initial Release Date". The Initial Release Date is defined as the earlier of (1) the date on which the Company receives a preliminary feasibility study on the Mt. Kare Property; and (2) the date that the Company acquires any interest in Madison PNG.

Date	Number of Shares
Initial Release Date	4,250,000
Six months after Initial Release Date	4,250,000
Twelve months after Initial Release Date	4,250,000
Eighteen months after Initial Release Date	4,250,000
	17,000,000

The 4,000,000 common shares issued to the vendors of Gold FX are subject to a pooling agreement that provides for release as follows:

Date	Number of Shares
March 31, 2006	400,000
September 30, 2006	1,200,000
March 31, 2007	1,200,000
September 30, 2007	1,200,000
	4,000,000

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Six Months Ended June 30, 2007
(Unaudited, Prepared by Management)

9.   **STOCK OPTIONS**

In 2003, the Company adopted an incentive stock option plan (the "Plan") to grant options to directors, officers, employees and consultants of the Company. The maximum number of shares reserved for issuance under the Plan may not exceed 10% of the issued share capital of the Company. Under the Plan, the exercise price of each option may not be less than the market price of the Company's shares at the date of grant. Options granted under the Plan have a term not to exceed five years.

The change in stock options outstanding is as follows:

	June 30, 2007		June 30, 2006	
	Stock Options Outstanding	Weighted Average Exercise Price	Stock Options Outstanding	Weighted Average Exercise Price
At beginning of period	3,698,500	US$1.14	1,737,000	US$0.37
Granted	-	-	1,329,000	US$0.84
Exercised	(275,000)	US$0.35	(30,000)	US$0.38
Expired or forfeited	-	-	-	-
At end of period	3,423,500	US$1.20	3,036,000	US$0.57

Stock-based compensation

In the six months ended June 30, 2007, the Company did not award options to purchase common shares (2006 – 1,500,000) and recorded stock-based compensation expense of $nil (2006 - $1,215,000). The weighted average fair value of each option granted for the six months ended June 30, 2006 was $0.91). The following weighted average assumptions were used for the Black-Scholes option-pricing model used to value stock options granted in 2006:

	2006
Risk-free interest rate	4.1%
Expected life of options	3.9 years
Annualized volatility	143%
Dividend rate	0%

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Six Months Ended June 30, 2007
(Unaudited, Prepared by Management)

10.   **WARRANTS**

At June 30, 2007, the following stock purchase warrants were outstanding:

Number of Financing Warrants	Number of Broker Warrants	Exercise Price	Expiry Date
1,748,250	47,375	US$0.50	December 7, 2007
1,552,500	159,584	US$1.25	April 3, 2008
-	1,137,870	US$2.10	September 25, 2008
5,714,350	-	US$2.25	September 25, 2008
9,015,100	1,344,829		

The change in share purchase warrants outstanding is as follows:

	Financing Warrants		Broker Warrants	
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding	Weighted Average Exercise Price
At January 1, 2007	9,177,600	US$ 1.72	1,397,786	US$ 1.90
Issued	-	-	-	-
Expired	-	-	-	-
Exercised	(162,500)	US$ 0.56	(52,957)	US$ 0.94
At June 30, 2007	9,015,100	US$ 1.74	1,344,829	US$ 1.94

11.   **RELATED PARTY TRANSACTIONS**

The Company incurred the following expenses with consulting and legal firms controlled by directors, and officers:

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Consulting fees	$ 146,107	$ 63,250	$ 411,062	$ 93,250
Legal fees	30,000	30,000	60,000	55,000
Administration fees	-	141	-	5,594
Investor relations fees	37,500	-	77,568	-
Rent	10,800	2,175	21,600	2,175
	$ 224,407	$ 95,566	$ 570,230	$ 156,019

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Six Months Ended June 30, 2007
(Unaudited, Prepared by Management)

11.   RELATED PARTY TRANSACTIONS (Continued)

During the six months ended June 30, 2007, the Company made option payments in respect of the Mt. Kare property of (1) $28,013,000 (2006 - $150,000) to Longview Capital Partners Limited, which is controlled by an officer and director of the Company and (2) of $3,375,502 (2006 - $450,000) to Madison Minerals Inc., which has a director in common with the Company. During the six months ended March 31, 2007, the Company also issued 17,000,000 common shares to Longview with a value of $28,013,000 in respect of Mt. Kare (notes 7 and 8). In the six months ended June 30, 2007, the Company also made expenditures of $6,218,566 (2006 - $2,523,691) under its option regarding the Mt. Kare Property, which is owned by Madison Minerals Inc.

Included in accounts payable at June 30, 2007 is $92,765 (December 31, 2006 - $277,402) due to officers, directors and consulting companies in which officers or directors hold an interest.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12.   COMMITMENTS

The Company has, in conjunction with certain related parties (note 11), entered into operating lease agreements with respect to its premises for which the following minimum payments are required:

2007	$ 211,365
2008	304,239
2009	308,723
2010	308,723
2011	308,723
2012	308,723
2013	51,454
Total	$ 1,801,950

The Company's share of the rent expense is currently about $43,200 annually, but the Company is contractually committed to undertaking the full lease payments if the co-lessors are unable to pay.

13.   RECLASSIFICATION

Certain 2006 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2007.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Six Months Ended June 30, 2007
(Unaudited, Prepared by Management)

14.   SUBSEQUENT EVENTS

(a)   In August 2007, the Company signed definitive agreement to move all of its Australian uranium assets to Bondi Mining Ltd. ("Bondi Mining") in exchange for a 44% stake in that company. Under the terms of the arrangement, Bondi will acquire 100% of the Company's Australian uranium portfolio, which is made up of 10 granted tenements and 13 applications totalling 15,085 square kilometres in three major uranium provinces in the Northern Territory and Queensland. In consideration for acquisition of the portfolio, Bondi will issue 25,000,000 of its fully paid ordinary shares to the Company along with 5,000,000 options to subscribe for ordinary shares at $0.60 per share with an exercise period that extended until August 2009. See also note 14(c) below.

(b)   In July 2007, the Company and Sargold Resource Corporation ("Sargold") signed a letter of intent to enter into a friendly merger in which all outstanding securities of Sargold will be exchanged for corresponding securities of Buffalo. Under the terms of the Transaction, shareholders of Sargold will receive either one common share, common share purchase warrant or option of Buffalo in exchange for each 3.5 Sargold common shares, common share purchase warrants or options which they hold immediately prior to the effective date of the Transaction, or at Sargold's option, a ratio calculated on the basis of firstly, the weighted average price of Buffalo shares on the TSX Venture Exchange for the ten trading days immediately prior to the execution date of a definitive agreement (converted into Canadian dollars on the basis of the average closing exchange rate quoted by the Bank of Canada for the 10 banking days immediately prior to the execution date of the definitive agreement) and secondly, the price of the Sargold shares being $0.30. This represents an approximate 80% premium to market on Sargold shares, based on the July 11, 2007 closing price of the shares of both companies. Following completion of the Transaction, Sargold shareholders will hold an approximate 25% equity ownership in the merged company.

Completion of the Transaction is subject to satisfaction of a number of conditions, including, but not limited to, the negotiation and execution of a definitive agreement, and the receipt of all required approvals, including those from the Shareholders of Sargold and the TSX Venture Exchange. There can be no assurance that the Transaction will be completed as proposed or at all. In order to consider the Transaction and make recommendations to the Board of Directors of Sargold, an independent special committee of Sargold's Board of Directors will be appointed. It is intended that a meeting of the shareholders of Sargold will be held as soon as possible to seek approval of the Transaction and it is expected that this meeting will be held on or before October 31, 2007. Both Buffalo and Sargold have agreed to pay the other a break fee of $1,000,000 in certain circumstances if the Transaction does not complete.

(c)   In August 2007, Bondi, through Buffalo's wholly-owned Australian subsidiary, Murphy Uranium Pty Ltd. ("Murphy Uranium"), acquired the uranium rights to an area of interest at Newcrest Operations Limited's ("Newcrest") Mt Hogan Project in Queensland. The property was acquired through a concurrent rights deed between Newcrest and Murphy Uranium. Under the terms of the deal Bondi will acquire 100% ownership of any uranium-only deposits delineated and, upon the decision to mine, Newcrest will receive a 2.5% gross product royalty on all uranium produced including an A$500,000 royalty pre-payment on the decision to mine.

BUFFALO GOLD LTD.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Six Months Ended June 30, 2007
(Unaudited, Prepared by Management)

15.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP and conform in all material respects with accounting principles, practices and methods accepted in the United States ("United States GAAP") except as set out below:

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
Loss for the period				
Loss for the period - Canadian GAAP	$ (4,158,761)	$ (2,919,643)	$ (7,320,510)	$ (5,092,752)
Unrealized loss on securities available for sale	-	-	-	75,376
Loss for the period - United States GAAP	$ (4,158,761)	(2,919,643)	$ (7,320,510)	$ (5,017,376)
Basic and diluted loss per share – United States GAAP	$ (0.07)	$ (0.10)	$ (0.13)	$ (0.19)

	March 31 2007	December 31 2006
Accumulated Other Comprehensive Income		
Accumulated other comprehensive income - Canadian GAAP	$ (2,299,286)	$ -
Unrealized loss on securities available for sale	-	(393,011)
Unrealized foreign exchange gain on securities available for sale	-	687,811
Deferred income tax liability on unrealized gains		(100,586)
Accumulated other comprehensive income - United States GAAP	$ (2,299,286)	$ 194,214

	March 31 2007	December 31 2006
Deficit		
Deficit - Canadian GAAP	$ (27,608,654)	$ (19,993,344)
Unrealized loss on securities available for sale	-	393,011
Unrealized foreign exchange gain on securities available for sale	-	(687,811)
Deficit - United States GAAP	$ (27,608,654)	$ (20,288,144)

There are no reconciling items between Canadian GAAP and United States GAAP that would affect the presentation of the statements of cash flows presented.

BUFFALO GOLD LTD.
FORM 51-102F1
MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2007

The following discussion and analysis, prepared as of August 27, 2007, should be read together with the unaudited consolidated financial statements for the quarter ended June 30, 2007 and related notes, and the audited financial statements for the year ended December 31, 2006 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. All financial amounts are stated in Canadian dollars unless otherwise indicated.

Management's discussion and analysis contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of the Company. Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company's business and the availability and terms of financing. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information regarding the Buffalo Gold Ltd. ("Buffalo" or the "Company") is available on SEDAR at www.sedar.com.

BUSINESS OF THE COMPANY

OVERVIEW

Buffalo is in the business of the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. At that stage, the Company's operations are dependent on the prevailing market prices for the minerals produced by such operations.

During and after the period ended June 30, 2007, the Company was engaged in developing and implementing drilling programs for the Mt. Kare and Maureen properties in Papua New Guinea and Australia respectively, and in field exploration programs for its gold and Ni-Cu-PGE projects in Australia. Earlier in 2007, the Company undertook exploration activities on its uranium properties but suspended these activities on signing a letter of intent to sell these properties.

The more significant events in the Company's recent history are:

- In March 2007, Buffalo signed a letter of intent to merge with Dynasty Gold Corp. In April 2007, following due diligence, Buffalo's board of directors concluded that that the acquisition of Dynasty Gold Corp. would not fulfil the Company's objective of becoming a near term gold producer and accordingly terminated the letter of intent.

- In March and April 2007, the Company subscribed for 11,000,000 subscription receipts (convertible into one common share and one half-share purchase warrant) of Kinbauri Gold Corp. ("Kinbauri") at a cost of $5,500,000. The Company also bought 186,000 shares of Kinbauri in the stock market. The subscription receipts converted to units effective June 29, 2007 with the result that Buffalo owns a 25.4% interest in Kinbauri.

- In March 2007, the Company issued 17,000,000 common shares to Longview Capital Partners Limited as consideration for the purchase of the Company's interest in the Mt. Kare Property. The common shares are subject to escrow and will be released from escrow over an 18-month period.

- In March and April 2007, the Company acquired 4,668,000 shares of Gold Aura Ltd., representing a 4.9% ownership position, at a cost of $391,000. Gold Aura Ltd. is a gold exploration company and its shares are traded on the Australian Stock Exchange.

- In May 2007, the Company signed a letter of intent, subsequently superseded by a definitive agreement, to transfer all of its Australian uranium assets to Bondi Mining Ltd. ("Bondi Mining") in exchange for a 44% stake in that company. Under the terms of the arrangement, Bondi will acquire 100% of the Company's Australian uranium portfolio, which is made up of 10 granted tenements and 13 applications totalling 15,085 square kilometres in three major uranium provinces in the Northern Territory and Queensland. In consideration for acquisition of the portfolio, Bondi will issue 25,000,000 of its fully paid ordinary shares to the Company along with 5,000,000 options to subscribe for ordinary shares at $0.60 per share with an exercise period that extended until August 2009.

- In July 2007, the Company successfully renewed its existing exploration license at Mt. Kare and was also granted a new license for adjoining lands.

- In June 2007, the Company amended the terms of its agreement to acquire up to a 90% interest in the Mt. Kare Property and increased its ownership percentage in the property to 54% through the issuance of 3,521,648 common shares (see below).

- In July 2007, the Company and Sargold Resource Corporation ("Sargold") signed a letter of intent to enter into a friendly merger in which all outstanding securities of Sargold will be exchanged for corresponding securities of Buffalo. This transaction is discussed in further detail below.

- In August 2007, Bondi, through Buffalo's wholly-owned Australian subsidiary, Murphy Uranium Pty Ltd. ("Murphy Uranium"), acquired the uranium rights to an area of interest at Newcrest Operations Limited's ("Newcrest") Mt Hogan Project in Queensland. The property was acquired through a concurrent rights deed between Newcrest and Murphy Uranium. Newcrest's parent company, Newcrest Mining Ltd., is Australia's largest gold mining company, and ranks in the top ten gold producers globally. Murphy Uranium is the unlisted subsidiary of Buffalo to be sold to Bondi as part of the previously announced letter of intent that sees Bondi acquire Buffalo's uranium portfolio in exchange for Buffalo receiving a 44% stake in Bondi). Under the terms of the deal Bondi will acquire 100% ownership of any uranium-only deposits delineated and, upon the decision to mine, Newcrest will receive a 2.5% gross product royalty on all uranium produced including an A$500,000 royalty pre-payment on the decision to mine.

Sargold Merger

In July 2007, the Company and Sargold (TSX-V: SRG, FWB: DU4) signed a letter of intent ("LOI") to enter into a friendly merger (the "Transaction"). Under the LOI, all outstanding securities of Sargold will be exchanged for common shares, common share purchase warrants and options of Buffalo.

Highlights of the Transaction

Under the terms of the Transaction, shareholders of Sargold will receive either one common share, common share purchase warrant or option of Buffalo in exchange for each 3.5 Sargold common shares, common share purchase warrants or options which they hold immediately prior to the effective date of the Transaction, or at Sargold's option, a ratio calculated on the basis of firstly, the weighted average price of Buffalo shares on the TSX Venture Exchange for the ten trading days immediately prior to the execution date of a definitive agreement (converted into Canadian dollars on the basis of the average closing exchange rate quoted by the Bank of Canada for the 10 banking days immediately prior to the execution date of the definitive agreement) and secondly, the price of the Sargold shares being $0.30. This represents an approximate 80% premium to market on Sargold shares, based on the July 11, 2007 closing price of the shares of both companies. Following completion of the Transaction, Sargold shareholders will hold an approximate 25% equity ownership in the merged company.

Completion of the Transaction is subject to satisfaction of a number of conditions, including, but not limited to, the negotiation and execution of a definitive agreement, and the receipt of all required approvals, including those from the Shareholders of Sargold and the TSX Venture Exchange. There can be no assurance that the Transaction will be completed as proposed or at all. In order to consider the Transaction and make recommendations to the Board of Directors of Sargold, an independent special committee of Sargold's Board of Directors will be appointed. It is intended that a meeting of the shareholders of Sargold will be held as soon as possible to seek approval of the Transaction and it is expected that this meeting will be held on or before October 31, 2007. Both Buffalo and Sargold have agreed to pay the other a break fee of $1,000,000 in certain circumstances if the Transaction does not complete.

As at July 11 2007, the undiluted share capital of Sargold was 77,564,772 common shares, and 105,925,427 calculated on a fully diluted basis. Upon completion of the Transaction, based on current Sargold issued and outstanding shares, Buffalo will issue approximately 22,200,000 common shares to the Sargold shareholders. An aggregate of 67,435,643 Buffalo common shares are issued and outstanding as at the date of this MD&A, indicating total outstanding shares of the combined entity of about 90 million shares.

About Sargold

Sargold controls the largest precious metals exploration land area in Sardinia, Italy. The company now holds a 90% interest in the assets, which range from the mine and full processing plant at Furtei, to a host of exploration prospects at Monte Ollasteddu and the advanced exploration properties at Osilo. Sardinia has a long history of mining including the production of tin, alumina, industrial minerals, coal, base and precious metals. The island sits approximately 150 kilometres west of Rome and has excellent transportation, communication, business and political infrastructure.

The Furtei mine includes a number of potential open pit and underground mines, a processing plant (1,000 tonne-per-day), multiple exploration targets and a fully permitted mining concession including future tailings disposal. The Furtei processing plant was built in 1995-1996, and has a maximum annual capacity of 400,000 tonnes of ore. The Furtei mine produced 135,000 ounces of gold between 1996 and 2002 from oxide resource, after which the processing plant was converted from an oxide heap leach to a sulphide flotation plant.

Sargold successfully re-commissioned the Furtei plant in the fourth quarter of 2006. Sargold poured its first gold bar at Furtei in March 2007 to launch a near-term production plan based on processing the upgraded ore from the residual heap leach pad at the site. While the current production is relatively small-scale, based on metallurgical test work, internal studies and results to date, Sargold is now targeting to commence annual production of 15,000 to 20,000 ounces of gold from the Sa Perrima gold zone within the next six months. The Company then plans to ramp up production by producing from the Su Coru underground zone, which is a gold-copper hosted mineralization, to produce between 60,000 to 70,000 ounces of gold equivalent in its second year, before levelling off to approximately 50,000 ounces of gold equivalent per year for a minimum of five years.

In addition to the known mineralized zones at Furtei, Sargold has defined a series of high priority gold exploration targets within the mine area, as well as at the Monte Ollasteddu and Osilo properties.

Sargold has not completed a feasibility study and there is no certainty that the projected production rates will be achieved, or that the proposed operations will be economically viable. For details on the long-term production strategy, other projects and news releases, please see the Sargold website at www.sargold.com.

Exploration Properties - Gold

Mt. Kare Property

The Company's Mt. Kare gold project is located in Papua New Guinea and comprises two parts: exploration license EL1093 (the "Mt. Kare Property"), in which the Company has acquired an interest through Madison Minerals Inc. ("Madison") as described below; and exploration license EL1427 which relates to surrounding lands and which is wholly-owned by the Company. EL1093 and EL1427 were recently renewed and approved respectively. The Company has applied for a further exploration license, EL1575 on adjacent lands.

Mt. Kare currently hosts an indicated resource of 1,400,000 oz. gold (18.83 million tonnes at 2.31 g/t gold and 17.31 g/t silver) and an inferred resource of 300,000 oz. gold (5.75 million tonnes at 1.56 g/t gold and 25.37 g/t silver):

Mineral Resources Category	Cut-off Equivalent	000 Tonnes	Au g/t	Ag g/t	Contained 000 oz Au
Indicated	1.0	18,830	2.31	17.31	1,396
	2.0	8,559	3.66	22.51	1,008
	3.0	4,587	5.04	25.37	743
Inferred	1.0	5,753	1.56	9.53	288
	2.0	1,331	2.77	11.77	119
	3.0	476	3.85	11.22	59

These estimates are based on a block model where the gold-equivalent service variable is derived from the sum of the gold and silver grades under the assumptions of a gold price of US$550/oz and a silver price of US$10/oz (Aueq g/t = Au g/t + (10/550) x Ag g/t).

On October 20, 2005, the Company entered into an option agreement with Longview to acquire up to a 90% interest in the Mt. Kare Property in Papua New Guinea. Longview held an option from Madison to acquire up to a 100% interest of Madison's 90% interest in the Mt. Kare Property. Longview is beneficially owned by one of the Company's directors. One of the Company's directors is also a director and shareholder of Madison. Further to the October 20, 2005 agreement, the Company paid Longview $200,000 and in March 2007 issued to Longview 17,000,000 common shares. These common shares are subject to a time-based release from escrow over 18 months from the earlier of (1) the date on which the Company completes a preliminary feasibility study on the Mt. Kare Property; and (2) the date that the company acquires any interest in Madison PNG.

In June 2006, Longview and Madison agreed to grant the Company an extension of certain dates for six months in consideration for the payment by the Company of $150,000. By December 31, 2006, the Company had paid all cash amounts.

In June 2007, Buffalo further amended its agreement with Longview, Longview Capital Holdings Ltd., Madison, Madison Enterprises (BVI Inc.) and Madison PNG to revise the basis on which it will acquire various interests in the Mt. Kare Property. Under this agreement, the Company acquired a 60% interest in Madison PNG (which owns a 90% interest in the Mt. Kare Property) by making a payment of $500,000 (settled with 521,648 common shares) and issuing a further 3,000,000 common shares. This transaction completed in late June 2007.

In the future:

(a)   The Company may increase its interest to 75% by completing a bankable feasibility study within four years of signing a definitive agreement. The Company is entitled to a one-year extension if it actively carries out exploration work at Mt. Kare and works towards the bankable feasibility study, spending at least $500,000 in each year of the four-year period.

(b)   After the Company has earned a 75% interest, it may acquire the remaining 25% at fair market value.

Buffalo is advised that there has been a lengthy and complicated history of litigation in the courts of Papua New Guinea relating to the respective mineral rights under the mining license EL 1093 and the Mt. Kare Special Mining Lease 1 ("SML 1") which has involved, in various proceedings, Kare-Puga Development Corporation Pty Limited ("KDC"), Oakland Limited ("Oakland") and Ramsgate Resources NL ("Ramsgate") as well as the Government of Papua New Guinea, Carpenter Pacific Resources NL ("Carpenter"), an Australian public company, and Matu Mining Ltd. ("Matu"), which were previous license holders. The Company's understanding of this history is as follows.

KDC and Oakland had a number of agreements relating to the exploration and exploitation of the alluvial mineral rights and, purportedly, the hardrock mineral rights which KDC claimed had been granted to

KDC pursuant to the SML 1. In 1996, Carpenter and Matu entered into a conditional settlement agreement with Ramsgate and Oakland in order to settle all of the outstanding litigation relating to the Mt. Kare Property (the "Settlement Agreement"). As a result, Oakland became a one-third shareholder in Matu; litigation unresolved at the time of execution of the Settlement Agreement relating to the Mt. Kare Property was discontinued by all parties; all rights of Oakland in respect of its agreements with KDC relating to SML 1 and the alluvial activities thereon were assigned to Matu (and subsequently Madison).

The Settlement Agreement was subject to various conditions precedent, including approval by KDC. KDC gave its approval in March 1996 and Matu informed Madison that the other conditions precedent under the Settlement Agreement have been fulfilled or waived. As a result of the Settlement Agreement, all outstanding litigation was settled. In April of 1998, Oakland sold its interest in Matu to Carpenter.

On March 20, 1998, Madison, Madison PNG, Carpenter, Matu, Ramsgate, Oakland and KDC entered into a joint venture agreement (the "Joint Venture Agreement") to govern future exploration and development of the Mt. Kare Property; this agreement and Madison's interest in the Mt. Kare Property were both registered in April, 1998. Madison, through its various subsidiaries, subsequently acquired a 100% legal interest in the Mt. Kare Property and it holds a 10% interest in the Mt. Kare Property in trust for KDC, resulting in Madison holding a 90% beneficial interest in the Mt. Kare Property. KDC will, in turn, hold the interest in trust for the traditional landowners at Mt. Kare.

The Joint Venture Agreement is now only relevant to the extent that it defines the rights and obligations of Madison, and therefore the rights of and between Buffalo and KDC. The Joint Venture Agreement provides that all costs up until the delivery of a feasibility report will be borne by Madison; KDC is obliged to pay its proportionate share of costs following the delivery of a feasibility report, failing which its interest will convert to a royalty interest equal to 10% of net profits. The Joint Venture Agreement received the ministerial approval required under the Mining Act of 1992 (Papua New Guinea) on April 17, 1998.

Work This Year

Buffalo's 2006 drilling program was focused in one area to support a type 2 economic pre-feasibility study (the "Study"). In 2006, Buffalo completed an infill drilling program at Mt. Kare including 64 diamond drill holes for a total of approximately 9,000 metres. The resulting data has been used to update the geological model and resource. The modelling and estimate were completed by Longview Technical Inc. and were validated by Snowden Mining Consultants as the Qualified Persons and author of the previous NI 43-101 report released in March 2006. In May 2007, the Buffalo-Madison Joint Venture Management Committee recommended to the companies that the type 2 economic pre-feasibility study should be deferred until detailed exploration work is conducted on the many targets throughout the property and the full extent of possible resources understood. Accordingly, Buffalo's Mt. Kare exploration work has now progressed to a regional exploration program to evaluate 18 targets.

So far this year Buffalo has drilled 7,133 metres in 33 holes, as part of the on-going exploration program at Mt. Kare to test objectives both in the vicinity of known mineralization and at existing targets. Significant results received to date are summarized below in Table 1. To date, Buffalo has focused the majority of its work at Mt. Kare on infill drilling of the known zones of mineralization predominantly at the Western Roscoelite Zone in order to complete the Study previously specified to earn a 49% interest in the project, in accordance with the original agreement with Madison. While that work increased the understanding and confidence in the mineralization in those zones, the other exploration work that has been completed on the property has led Buffalo to believe that there is potential for significant additional mineralization outside of the known zones. The Buffalo-Madison Joint Venture Management Committee recommended to the companies that the Study should be deferred until detailed exploration work is conducted on the many targets throughout the property and the full extent of possible resources understood.

Hole MK07-90 targeted an untested area of the Southern Western Roscoelite Zone ("SWRZ") and intersected 1.59 g/t gold reported over 74 metres including 28 metres of 2.53 g/t gold starting at a depth of 88 metres. On the eastern flank of the SWRZ, holes MK07-91 and MK07-97 encountered mainly patchy mineralization near surface but significant intersections of gold occurred at depth, most notably 27.5 metres of 5.40 g/t gold including 11 metres of 12.73 g/t gold, starting at 219 metres depth. MK07-96 also tested the eastern flank of the SWRZ and intersected significant mineralization below 123 m, including 33.0 metres of 1.76 g/t gold. This hole was abandoned at 208 metres due to problems with the drill. Hole MK07-99 was an infill hole drilled in the southern portion of the SWRZ. Mineralization was encountered in this hole, including 17.2 metres of 0.95 g/t gold.

MK06-92 is an infill hole in the southern Central Zone that intersected 22.5 metres of 3.34 g/t gold at a starting depth of just over 200 metres. The hole was stopped prematurely due to problems with the drill rig. MK07-95 lies to the east and was drilled to test the eastern extension of historical hole MK00-239.

Additional infill drilling in the Northern Western Roscoelite Zone ("NWRZ") included holes MK07-93, aimed at the down-dip extension of the NWRZ, and MK07-94 that intersected 53.9 metres of 1.20 g/t gold at a shallow depth of 54 metres. The eastern extension of the NWRZ was tested in hole MK07-98, down-dip from MK06-73. Mineralization was encountered at depth, including 17 metres of 1.19 g/t gold at 237 metres. Hole MK07-100 was drilled to test for a possible northern extension of the NWRZ at depth but no significant intersections were returned.

A possible down-plunge extension of the Black Zone towards the C9 Zone was tested in hole MK07-101. Below 170 metres the hole intersected a sequence of strongly mineralized zones of brecciated intrusive and sandstone hosted semi massive to massive pyrite veining/disseminations, rare chalcopyrite-sphalerite-galena and antimony sulphide veins and fractures. Analysis of the hole returned 81 metres of 1.26 g/t gold and 4.68 g/t silver including 10 metres of 4.85 g/t gold and 21.12 g/t silver. Hole MK07- 102 was testing the same area and encountered very high grade gold at approximately 100 metres depth, returning a 6 metre intersection of 55.95 g/t gold and 105.68 g/t silver, including 1.5 metres of 222.0 g/t gold and 385 g/t silver.

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from January 11th, 2007 to April 18th, 2007					
Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK07-90	**88.0**	**162.0**	**74.0**	**1.59**	**11.52**
Including	**88.0**	**116.0**	**28.0**	**2.53**	**15.58**
MK07-91	1.7	5.0	3.3	2.41	13.87
	278.0	283.0	5.0	5.40	138.08
MK07-92	**205.4**	**227.9**	**22.5**	**3.34**	**5.06**
Including	**214.0**	**227.9**	**13.9**	**4.95**	**6.83**
MK07-93	190.0	204.0	14.0	0.71	4.26
MK07-94	**54.3**	**108.1**	**53.8**	**1.20**	**39.25**
Including	**65.1**	**73.5**	**8.4**	**4.44**	**32.66**
MK07-95	145.0	153.0	8.0	0.69	17.60
MK07-96	128.0	161.0	33.0	1.76	10.31
Including	130.0	136.0	6.0	3.35	10.87
MK07-97	22.0	28.0	6.0	2.06	15.63
	130.0	133.0	3.0	2.82	40.80
	219.0	**246.5**	**27.5**	**5.40**	31.59
	225.0	**236.0**	**11.0**	**12.73**	72.42
Including	**228.7**	**231.7**	**3.0**	**43.78**	56.17

MK07-98	237.0	254.0	17.0	1.19	4.79
Including	245.0	254.0	9.0	1.46	4.28
MK07-99	143.0	144.0	1.0	5.63	64.90
	170.8	188.0	17.2	0.95	13.43
Including	177.0	181.0	4.0	2.29	35.08
MK07-100	*No significant intersections*				
MK07-101	**165.0**	**246.0**	**81.0**	**1.26**	**4.68**
	219.0	244.0	25.0	2.37	9.46
Including	**234.0**	**244.0**	**10.0**	**4.85**	**21.12**
MK07-102	**99.5**	**105.5**	**6.0**	**55.95**	**105.68**
	102.5	**104.0**	**1.5**	**222.0**	**385.0**
MK07-103	*No significant intersections*				

*Holes are not drilled in numerical or sequential order.

All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation. Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion with ICP-OES finish for silver.

In addition to the drill work, Buffalo completed a 330 line, 4,000 kilometre airborne geophysical survey over the 220 square kilometre Mt. Kare property and the adjacent 142 square kilometre 100%-owned EL 1427 property. Results from previous airborne geophysical surveys have successfully identified magnetic anomalies and related structures, with which the known mineralization at Mt. Kare is associated. The new surveys will be used to identify additional magnetic anomalies and to define exploration and drilling targets.

Proposed Exploration

During 2007, the Company intends to undertake the following work at Mt. Kare:

The mineralization at the Mt. Kare Property and Barrick's adjacent Porgera Mine property is associated with a number of magnetic anomalies related to intrusions controlled by major structures. Numerous features outside of the main Mt. Kare resource area can be recognized in the aeromagnetic data covering the Mt. Kare exploration license and have been identified as high priority exploration targets:

- North Anomaly - lies completely outside of the known resource, directly north of the North Western Roscoelite Zone ("WRZ") where recent drilling returned assay results of 30.0 metres at 19.2 g/t gold in hole MK06-58, and other outstanding results (see prior Buffalo news releases).

- Red Hill - situated north-east of the North WRZ of the Mt. Kare deposit along the Porgera Transfer Structure, with an outcropping intrusive and associated brecciation, alteration and current artisanal gold workings.

- Lubu Creek - lies approximately seven kilometres from the Mt. Kare deposit and features a magnetic anomaly coincident with known alluvial gold. Buffalo has completed a 263-sample stream sediment program at the Lubu Creek area that returned results ranging from 0.002 ppm to 0.193 ppm. This data defines a high priority target together with a number of low level anomalous zones, which are being further investigated by soil and pan concentrate sampling.

- Pinuni Creek – sits along the Porgera Transfer Structure, covered by gold bearing colluvium with historic artisanal gold workings and has several associated magnetic anomalies.

The Company's exploration team has further delineated the gold zone in the vicinity of the Mt. Kare base camp. "Luke's Zone" has been tested by trenching and returned very encouraging results. Buffalo plans to drill test this area as part of the exploration drill program.

In addition to the many magnetic and surface anomalies on the Mt. Kare Property, Buffalo is planning to drill test its new 100%-owned license area (EL 1427) which is adjacent to the Mt. Kare Property.

The Company has completed part of its 2007 exploration program initially estimated at $11.4 million. This was to include up to 12,000 metres of drilling in 60 holes, detailed geophysics, surface sampling and an assortment of other studies. The Company is evaluating drill results with the result that some of these expenditures will be deferred to 2008.

A detailed aeromagnetic survey has been completed over the Mt. Kare Property and the contiguous 100% owned property. The initial survey interpretations are very encouraging, identifying prominent structures, alteration and possible clusters of intrusions (which are the drivers of mineralization at the Mt Kare & Porgera deposits) on both properties.

Several new drill targets have been identified by combining the aeromagnetic data with detailed geology and structural interpretations provided by Stuart Munroe of SRK Consulting. These targets include an interpreted blind extension of the WRZ to the north of recent drilling and potential down-plunge continuation of the Black Zone towards the C9 Zone. In addition, while drilling to date at the WRZ has been limited to depths of approximately 200 metres, geological interpretations indicate the possibility of a separate, high grade phase of quartz roscoelite mineralization at depth.

The Company had three drill rigs operating on site, but these are currently inactive pending evaluation of drill results. Results from the first two drill holes at Red Hill have been received, but drilling did not intersect any significant mineralization. Due to the large size of the target at Red Hill, Buffalo plans to review the area in more detail utilizing the new geophysical data prior to continuing to drill the target.

Corridors Project

On the 100% owned Corridors Project, the Company is targeting high-grade epithermal gold deposits. The Company has secured an agreement with BHP Billiton for exclusive use of a recently flown FALCON™ survey. This airborne gravity gradiometer data has been valuable in highlighting quality targets.

Situated in the Drummond Basin the Corridors Gold Project has been the subject of a detailed surface geochemical sampling program. The program has identified two strong gold anomalies that will be followed-up by a shallow drill program to be commenced in August 2007.

Work to Date

Corridors was the subject of a detailed surface sampling program by the Company in 2006 and follow-up program in early 2007. The program identified two strong gold anomalies.

Planned Work

The Company plans to follow up on the gold anomalies at the Corridors project using a shallow drill program to be conducted in August 2007. The 2007 budget for exploration work is $199,000.

Oakland Park And Golden Gate

Interpretation of geophysical data has resulted in the recognition of the potential extension of the Croydon Goldfield in Queensland, to the northwest of the Company's Golden Gate Project. A new 100% Company title, named Oakland Park, has been lodged over the area which has received limited prior exploration due to a likely thin cover of sediments. Major structure is evident in the magnetics data, which strikes from Oakland Park into the contiguous Golden Gate Project.

Work to Date

The Company has not completed any surface work to date on the Oakland Park property other than geophysical interpretation. Work at Golden Gate has comprised collation of previous drill data for the definition of drill targets.

Planned Work

The work plan for 2007 will include a drilling program for both properties. The work budget for 2007 is $250,000.

Exploration Properties - Uranium

As described above, the Company has entered into an agreement to transfer all of its uranium assets to Bondi Mining in exchange for a 44% stake in that company.

Murphy Ridge

The Company was granted an option, and subsequently acquired a 100% interest in the Murphy Ridge Project located in the northeast part of the Northern Territory of Australia.

The Murphy Ridge project comprises five strategically placed exploration permits covering approximately 4,900 square kilometres. The Company has completed an airborne electromagnetic (EM) survey over the Murphy Ridge uranium property. The survey results identify numerous strong conductive and radiometric signatures. The Company plans to follow up these results with a detailed surface sampling program.

Australia ranks first in the world in known recoverable resources of uranium with 28% of the total. By contrast, Canada ranks third with 14%, but has a leading position in world mine output with 30% of global supply.

The Company signed a binding letter of intent on the Murphy Ridge Project and paid an initial A$50,000 non-refundable payment that provided for a due diligence period that expired on October 11, 2006. On completion of the due diligence period, the Company exercised its option and acquired 100% of the project by issuing Global 200,000 shares and agreeing to make a further payment of A$50,000 on the anniversary date of the option exercise.

Work to Date

The Company has completed an airborne EM survey over the Murphy Ridge uranium property. The survey results identify numerous strong conductive and radiometric signatures.

Planned Work

Following execution of a letter of intent with Bondi Mining, the Company does not plan to carry out any further work on this project and Bondi Mining will assume the responsibility.

Maureen North

The Maureen North uranium-gold project is comprised of thirteen 100% owned exploration permit applications which cover more than 4,000 square kilometres with potential for hosting uranium and gold deposits in the Georgetown-Townsville uranium field of Queensland.

Work to Date

In late 2006, the Company began a comprehensive integration and review of the available airborne magnetics/ radiometrics and gravity data over the whole property and immediate surrounds with the aim of confirming targets for drill testing. This review has identified several areas which occur in geological and structural settings that warrant further investigation.

Planned Work

The Company does not plan to carry out any further work on this project and the responsibility will be assumed by Bondi Mining.

Juntala

The 100% owned Juntala Project is an exploration licence application covering approximately 800 square kilometres and is located in the Georgetown-Townsville uranium field.

A high amplitude uranium channel radiometric anomaly strikes for over 35 kilometres within the basement rocks of the Juntala Project area. Technical review of the project has highlighted the potential of the area for a sandstone-hosted roll-front uranium deposit within the package of sedimentary rocks. This package has over 50 kilometres of strike length of favourable sedimentary rocks.

The Company's program involves initial research of existing data, followed by geophysical surveys and exploration drilling to locate and define ancient river channels.

Work to Date

The Company's program involves initial research of existing data, followed by geophysical surveys and exploration drilling to locate and define ancient river channels.

Planned Work

The Company does not plan to carry out any further work on this project and Bondi Mining will assume the responsibility.

Lake Amadeus And Lake Neal

The 100% owned Lake Amadeus and Lake Neal Projects in the Northern Territory have potential for a sedimentary uranium deposit in calcrete or clays, similar to deposits found in Western Australia.

The Lake Amadeus and Lake Neal Projects are comprised of three exploration licence applications covering over 2,000 square kilometres with high amplitude surface uranium anomalies striking for in excess of 60 kilometres. The Company has interpreted the uranium channel within the detailed radiometrics data available and identified more than 20 anomalies.

The Company has filed applications for consents to explore the exploration with the relevant Land Council.

Work to Date

The Company has not yet undertaken any exploration work on these properties.

Planned Work

The Company does not plan to carry out any further work on this project and the responsibility will be assumed by Bondi Mining.

Eromanga

Eight exploration permits were granted in September 2006 over 100 kilometres of stratigraphy prospective for sedimentary-hosted uranium deposits in central Queensland. Radiometrics data show numerous discrete, high-amplitude U channel anomalies along this trend. Individual anomalies have strike lengths of several kilometres.

Sampling of available core from a stratigraphic hole drilled previously by a government department, returned peak values of anomalous uranium up to 20ppm. Strong molybdenum (116ppm) and vanadium (763ppm) are associated with the uranium.

Work to Date

In 2006, the Company staked this property and completed surface scintillometer surveys. These surveys indicted that further work is not warranted.

Planned Work

The Company will not be undertaking further work on the Eromanga property.

Exploration Properties - Nickel

Hannah 1

The Hannah 1 target was first discovered by a major Australian mining company, but drill testing failed to reach target due to technical difficulties. From geophysical modelling, the target depth had been estimated to be at 450 metres. The Company holds one granted and three exploration licence applications along the Fraser Mobile Belt, covering the Hannah 1 target and five other significant targets in surrounding areas.

The Hannah 1 Project is located along major structure, approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally this area had character in magnetics data that suggests it could contain several significant deposits hosted by mafic rocks.

Work to Date

The Company completed a single deep diamond drill hole at the Hannah base metal prospect. The hole intersected disseminated sulphides at the target depth of 425 metres, with the zone continuing for more than 200 metres. Assay results from the core were not anomalous even with the presence of pyrite. Petrographic work on the samples determined that the environment was not ideal to host nickel, platinum group metals or other base metals of economic interests. Further drilling is not required and two of the titles have been dropped.

Planned Work

Following evaluation of drill results, the Company decided to stop work on this property and wrote off the accumulated acquistion costs.

Exploration Properties – Silver and Base Metals

Woodmurra

This project is considered to be a prospective silver-zinc-lead deposit. The permit applications are 100% owned by the Company and comprise a new project area named Woodmurra, which is located approximately 50 kilometres east of Oodnadatta, SA and 300 kilometres northwest of the giant Olympic Dam copper-gold-uranium mine.

The two permit applications cover an area of approximately 1,960 square kilometres of an unexplored terrane prospective for buried large silver-zinc-lead deposits. Only one previous drill-hole has tested the basement in the immediate vicinity of the Company's permit applications and encountered high grade metamorphic rock types which would be expected in a sequence that hosts large base metal deposits. To the west of the permit applications, the outcropping rocks contain unusual garnet-bearing rocks which are also a hallmark indicator of a prospective sequence.

Work to Date

The Company completed a detailed geophysical interpretation of the area defining areas of interest for focused ground work and drilling.

Planned Work

The Company proposes to joint venture the project which may include a program of detailed ground gravity followed by ground magnetics and drill testing of a range of targets in four to five holes. The 2007 exploration budget for Woodmurra is $25,000.

Red River

This project is considered to be prospective for very large Potosi-style silver-tin deposits.

Six new permit applications are 100% owned by the Company and comprise a new project area named Red River, which is located north and west of the North Maureen project.

The six permit applications cover an area of approximately 1,497 square kilometres of an unexplored terrane prospective for buried large silver-zinc-lead deposits. Drilling by a competitor exploration company has confirmed the prospectivity if this terrane with a significant intersection of 133m grading 18.3 g/t Ag, 0.15% Sn, 1.1% Zn and 0.36% Cu beneath younger cover sediments.

Work to Date

The Company completed a detailed geophysical interpretation of the area defining 16 target areas of interest for focused ground work and drilling.

Planned Work

The Company proposes to progress these applications through to grant in 2007. The 2007 exploration budget for Woodmurra is $5,000.

SELECTED QUARTERLY INFORMATION

Quarter Ended	Revenue	Loss for the Quarter	Loss per Share Basic and Fully Diluted
September 30, 2005	-	(119,907)	(0.01)
December 31, 2005	-	(1,251,321)	(0.08)
March 31, 2006	-	(2,173,109)	(0.10)
June 30, 2006	-	(2,919,643)	(0.10)
September 30, 2006	-	(5,103,850)	(0.16)
December 31, 2006	-	(3,474,613)	(0.08)
March 31, 2007	-	(3,161,749)	(0.06)
June 30, 2007	-	(4,158,761)	(0.07)

The Company began exploration activities on the Red and Mt. Kare Properties in 2005 and issued stock options (with commensurate stock based compensation expense), which resulted in a large increase in net loss. In 2006, expenditures increased again as the Company expanded its operations at Mt. Kare and undertook exploration work in Australia following its March 2006 purchase of Gold FX. The increase in total assets at December 31, 2005 was largely due to cash and cash equivalents on hand following a financing. Total assets increased again in 2006 following the purchase of Gold FX and further financings.

In the second quarter of 2005, the Company's loss decreased. While expenses increased over those in the first quarter due to due diligence costs associated with the purchase of the Red Property and annual filing fees, they were offset by a gain recorded on settlement of debts. In the third quarter of 2005, expenses increased significantly as the Company became active on the Red Property and undertook investigation on the Mt. Kare Property. In the fourth quarter of 2005, expenses again increased significantly as the Company began operating at Mt. Kare and incurred sizeable stock-based compensation expense.

In 2006, the most significant factor affecting the quarterly loss is exploration expenditures, as detailed above. In addition, stock-based compensation is a material expense and was $861,000 in the first quarter, $354,000 in the second quarter, $2,668,000 in the third quarter and $nil in the fourth quarter. In the fourth quarter, the Company generated interest income and foreign exchange gain from holding funds denominated in US dollars; together these represented over $1 million of income.

The net loss decreased in the first quarter of 2007, primarily because of lower administrative expenses. The net loss would have been greater, but adoption of a new accounting policy resulted in the accounting loss decreasing by $688,000. This is discussed in further detail below. The net loss increased in the second quarter of 2007 with expanded exploration activities, particularly in Australia.

Future trends in exploration expenses will depend on the outcome of the Company's current exploration initiatives and the ability of the Company to seek additional financing.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In this discussion of Buffalo's results of operations and financial condition, amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

Exploration Expenses

In the quarter ended June 30, 2007, the Company spent $3,162,000 on exploration activities compared to $1,855,000 in the quarter ended June 30, 2006. Of this amount, $3,095,000 was incurred developing the Mt. Kare Property. In addition to the ongoing camp expenses at Mt. Kare, the Company planned and undertook an extensive drilling program, the results of which are summarized above. The exploration activities on other properties were much more limited, with the most effort being expended on the Australian gold properties.

Exploration expenses for the six months ended June 30, 2007 were $6,602,000 with 94% of this being spent on the Mt. Kare Property. Exploration expenses were $2,670,000 for the six months ended June 30, 2006 and were similarly weighted towards Mt. Kare.

The Company expects exploration expenditures to continue at current levels in the remainder of fiscal 2007. While drilling expenses will be lower at Mt. Kare as the Company interprets test results completed, exploration will be expanded on the Australian gold properties and some exploration may begin on Sargold's properties.

Administrative Expenses

In the quarter ended June 30, 2007, the Company incurred administrative expenses of $590,000 compared to $1,034,000 in the three months ended June 30, 2006. The decrease was primarily attributable to lower consulting fees and stock-based compensation in the current period.

Consulting fees decreased from $202,000 in the second quarter of 2006 to $132,000 in the second quarter of 2007. The decrease was due to revised staffing arrangements, with staff deployed more effectively or shared with related companies. Investor relations increased from $91,000 to $146,000 as the Company communicated corporate developments to the investment community. The other significant change was in travel; travel expense in the second quarter of 2007 was $86,000, while it was $112,000 in the comparative period. The decrease reflected corporate development activities and management visits to the Company's properties. The Company did not incur any stock-based compensation expense in the current period, but incurred $354,000 in the comparative period.

Administrative expenses for the six months ended June 30, 2007 decreased to $1,182,000 from $2,397,000 in the prior year. The decrease in expenses for the six-month period was also largely attributable to lower consulting fees and stock-based compensation.

The Company expects that administrative expenses will be the same or higher in the third quarter of 2007 as the Company undertakes the acquisition of Sargold and expands its staff as a result.

Other Items

In the first quarter of fiscal 2007, the Company earned $159,000 (2006 - $nil) of interest income from investments from excess cash. The corresponding amount for the six months ended June 30, 2007 was $216,000 (2006 - $5,000). Although yields on bonds are improving, the invested capital has diminished considerably since the beginning of the year as the company expends funds on its operating activities and equity investments.

The Company recorded a foreign exchange gain of $220,000. Much of this was recognized in fiscal 2005, but due to a newly adopted accounting policy, which results in certain gains or losses only being recognized when realized, these gains were also recognized in fiscal 2006. An adjustment to deficit means that the financial statements, as a whole, do not double-count the gain.

Net Loss

The net loss for the quarter ended June 30, 2007 was $4,159,000 or $0.07 per share as compared with a net loss for the quarter ended June 30, 2006 of $2,920,000 or $0.10 per share. The net loss for the six months ended June 30, 2007 was $7,321,000 or $0.13 per share while the net loss for the six months ended June 30, 2006 was $5,093,000 or $0.19 per share.

Share Issuances

In March 2007, the Company issued 17,000,000 common shares for an assignment of the right to acquire up to a 90% interest in the Mt. Kare project, as described in note 6 of the financial statements. These shares had a value of US$1.40, being the closing price on the date of issue, and the total value of the share consideration was $28,013,000.

In June 2007, the Company issued 3,521,648 common shares to Madison Minerals Inc. as consideration in respect of the Mt. Kare Property. The shares had a value of US$0.96 per share, for an aggregate value of $3,375,502.

In the period ended June 30, 2007, warrant holders exercised warrants for the purchase of up to 215,456 common shares at between US$0.50 and US$1.25 per share. In the six months ended, stock option holders exercised stock options to purchase 275,000 common shares at between US$0.35 per share and US$0.375 per share. The exercise of warrants and options generated proceeds of $277,000.

Change In Financial Position

At June 30, 2007, the Company had total assets of $51,197,000 as compared to $28,822,000 at December 31, 2006.

The change in total assets is due primarily to issuance of common shares to Longview Capital Partners Limited (ascribed a value of $28,013,000) and Madison (ascribed a value of $3,375,502) on the acquisition of a greater interest in Mt. Kare Property and the purchase of an equity interest in Kinbauri ($5,637,000), offset by cash expenditures on operating and investing activities.

On a net basis, operating activities in the quarter ended June 30, 2007 consumed cash of $4,159,000 compared to $1,949,000 for the comparative period in 2006. Of the $4,159,000 loss for the period, $102,000 (2006 - $37,000) related to a write off of an exploration property, which did not consume cash. The remaining reconciling items were comparatively small.

Operating activities for the six months ended June 30, 20007 consumed cash of $7,480,000. Most of this loss was attributable to the loss for the period of $7,320,000.

In the three months ended June 30, 2007, the Company provided $24,000 of cash from financing activities, comprising $19,000 from the exercise of stock options and a $5,000 refund of financing costs from an earlier financing. In the comparative period, the Company generated $4,173,000 of cash from financing activities, largely as a result of a private placement that closed in April 2006.

Financing activities for the six months ended June 30, 2007 generated $282,000, with $277,000 of this amount coming from the exercise of stock options ($113,000) and warrants ($164,000).

Buffalo spent $1,532,000 on investing activities in the quarter ended June 30, 2007, largely due to the purchase of shares in available-for-sale securities ($950,000) and the equity investment in Kinbauri ($637,000). In the comparative period the Company spent $669,000 in investing activities, mostly on marketable securities and the acquisition of exploration properties.

Investing activities generated cash of $8,184,000 in the six months ended June 30, 2007. The major components of this amount were proceeds on the redemption of bonds ($16,422,000) offset by purchases of marketable securities ($2,652,000) and the equity investment in Kinbauri ($5,637,000)

The Company had a cash balance of $2,318,000 at June 30, 2007, as compared to a cash balance of $1,369,000 at December 31, 2006.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended June 30, 2007, the Company incurred expenses with parties not at arm's length as follows:

Party	Director or Officer Fees	Other Fees	Rent	Total
Feehily MacPhedran, Oldfield, Reynolds[1]	$45,000	-	-	45,000
Brian McEwen Consulting Inc. [2]	36,249	-	-	36,249
Lakehead Geological Services Inc. [3]	15,000	9,541	-	24,541
J.G. Stewart Law Corporation Ltd. [4]	30,000	-	-	30,000
MCSI Consulting Services Inc. [5]	12,000	-	-	12,000
Longview Capital Partners Inc. [6]	-	77,100	10,800	87,900
Total	$138,249	$86,641	$10,800	$235,690

[1] Beneficially owned by Damien Reynolds, the Company's CEO and a director.

[2] Beneficially owned by Brian McEwen the Company's president and COO and a director.

[3] Beneficially owned by a Douglas Turnbull, a director. Other fees relate to technical services.

[4] Beneficially owned by James G. Stewart, a director.

[5] Simon Anderson, an officer of the Company holds a 50% interest.

[6] Longview has shareholders and one director in common with the Company. Other fees relate to investor relations services ($37,500) and technical services, including those of our VP Corporate development ($39,600)

In 2006, the Company entered into a premises lease agreement in conjunction with Tournigan Gold Corporation, Longview Capital Partners Incorporated and Bayswater Uranium Corporation, which have one or more directors in common with the Company. The lease calls for annual basic rent of up to $308,000 over the period ending February 27, 2013. The Company does not expect to pay this amount, but would be responsible for satisfying the liability in the event that the other companies did not contribute.

In March 2007 Buffalo issued 17,000,000 common shares to Longview, further to its agreement with Longview Capital Partners Limited ("Longview", a company with a director / officer in common with the Company, which is a shareholder of the Company) and Madison Minerals Inc. ("Madison", a company with a director in common with the Company in which the Company owns shares). The shares are subject to escrow over an 18-month period.

In June 2007, the Company acquired a 60% interest in Madison Enterprises (PNG) Ltd. (which owns a 90% interest in the Mt. Kare property) by making a payment of $500,000 (settled through the issuance of 521,648 common shares) and issuing a further 3,000,000 common shares to Madison. The value of the common shares was $3,375,502.

In May 2007, the Company acquired 1,445,500 shares of AMI Resources Inc., a publicly traded company, at a cost of $670,782. Longview Capital Partners Incorporated, a company with a director in common with the Company, is a significant shareholder of AMI Resources Inc.

Buffalo currently retains its management on a month-to-month basis. The only contractual commitment is to pay monthly compensation of $11,250 to Brian McEwen Consulting Inc. for Brian McEwen's services.

The Company also has an investor relations contract with Longview Capital Partners Limited that called for monthly payments of $12,500 through to June 2007; the contract could be terminated on 30 days' notice by either party. Longview Capital Partners Limited is currently providing investor relations services on a month-to-month basis.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There are no assurances that the Company can continue to obtain such financings; failure to obtain funding would result in the curtailment of exploration activities until such financing could be obtained.

At June 30, 2007, the Company's working capital position was $4,292,000, down from $19,577,000 at December 31, 2006, due primarily to cash consumed by operations and the purchase of an equity interest in Kinbauri.

The Company does not have sufficient resources to fund its operations for 12 months and will be required to raise further capital. Such funding may not be available on reasonable terms or at all.

Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. The Company has not made any commitments for capital expenditures. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements and its planned exploration on its properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing, hedging or research and development services with the Company.

ADOPTION OF ACCOUNTING POLICIES

The Company's significant accounting policies were disclosed in the December 31, 2006 audited financial statements.

On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 1530 "Comprehensive Income", Section 3251 "Equity", Section 3855 "Financial Instruments - Recognition and Measurement" and Section 3861 "Financial Instruments - Disclosure and Presentation", as described in note 3 of the financial statements.

In June 2007, the Company acquired a 25.4% interest in Kinbauri. The Company accounts for its investment in Kinbauri on an equity basis as described in note 3 of the financial statements. The Company's equity in Kinbauri's loss for the period ended June 30, 2007 was not material.

FINANCIAL AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, receivables, notes receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - Many of the Company's expenses are denominated in Papua New Guinea Kina and Australian dollars. The Company does not currently hedge its foreign exchange positions and so is exposed to foreign exchange risk on its Papua New Guinea and Australian operating budgets. The Company raises equity funds in prices denominated in United States dollars but the resulting exchange risk affects the Company's investors rather than its operations.

Interest rate risk - The Company has no interest-bearing debt and so is not exposed to interest rate risk on financing activities. The Company is exposed to interest rate risk on its invested funds.

Credit risk - The Company currently places substantially all of its cash in accounts with a Canadian chartered bank and is therefore not subject to significant credit risk. After June 30, 2006, the Company began investing funds in high-grade commercial bonds and believes that the resulting credit risk is not material. The Company may be exposed to credit risk if it were to place significant funds in a bank account in Papua New Guinea.

OUTSTANDING SHARE DATA

The Company has one class of authorized capital, being an unlimited number of common shares without par value. At the date of this report, the Company has issued 67,435,643 common shares. The Company has 3,423,500 stock options with exercise prices ranging from US$0.35 to US$2.08 and 10,359,929 share purchase warrants outstanding with exercise prices ranging from US$0.50 to US$2.25. Accordingly, the maximum number of common shares that are issuable is 81,219,072.

Form 52-109F2 – Certification of Interim Filings

I, Damien Reynolds, the Chief Executive Officer of Buffalo Gold Ltd., certify that:

1.   I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Buffalo Gold Ltd. (the issuer) for the period ending June 30, 2007;

2.   Based on my knowledge, the Interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the Interim filings;

3.   Based on my knowledge, the Interim financial statements together with the other financial information included in the Interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the Interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Interim filings are being prepared; and

    (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and.

5.   I have caused the issuer to disclose in the Interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007

/s/ *Damien Reynolds*

Damien Reynolds
Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, Simon J. Anderson, the Chief Financial Officer of Buffalo Gold Ltd., certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Buffalo Gold Ltd. (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the Interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the Interim filings;

3. Based on my knowledge, the Interim financial statements together with the other financial information included in the Interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the Interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the Interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007

/s/ *Simon J. Anderson*

Simon J. Anderson
Chief Financial Officer